UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

16 December 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nevada Geothermal Power Inc.

File No. 0-49917 -- CF# 23767
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Nevada Geothermal Power Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on June 10, 2009, as amended December 15, 2009.

Based on representations by Nevada Geothermal Power Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.144   through April 6, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel